

February 9, 2012

Via E-mail
Stanley A. Hirschman
President
Optex Systems Holdings, Inc.
1420 Presidential Drive
Richardson, TX 75081-2439

> **Re: Optex Systems Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 27, 2012**
> **File No. 333-173502**

Dear Mr. Hirschman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Equity Compensation Plan Information, page 44

1.   Please update the disclosure in this section. We note that you filed an amendment to the 2009 stock option plan as exhibit 10.35 to this filing which increased the number of shares available under your stock option plan from 6 million to 50 million shares of common stock.

Item 16. Exhibits and Financial Statement Schedules, page II-5

2.   We note your reference to an application for confidential treatment concerning exhibit 10.34. Comments on your application must be resolved and the application must be complete before you submit your request for acceleration of the effective date of your registration statement.

Stanley A. Hirschman
Optex Systems Holdings, Inc.
February 9, 2012
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Russell Mancuso
Branch Chief

cc (e-mail): Jolie G. Kahn, Esq.